

July 3, 2013

Via E-mail
Howard Root
Chief Executive Officer
Vascular Solutions, Inc.
6464 Sycamore Court North
Minneapolis, Minnesota 55369

      Re: Vascular Solutions, Inc.
               Registration Statement on Form S-3
               Filed June 7, 2013
               File No. 333-189167

Dear Mr. Root:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments

Exhibit Index

1.   We note that you have requested an extension of confidential treatment for portions of exhibit 10.2 to your Form 10-Q for the quarter ended June 30, 2008. We will provide any comments on your request separately. Please resolve all comments regarding your request prior to requesting effectiveness of the registration statement.

Exhibit 5.1

2.   The fourth paragraph of this exhibit appears to omit counsel's opinion on the units mentioned in clause (v) of the exhibit's first paragraph. Please file an opinion that addresses all securities registered for sale on the registration statement.

3.   Please file an opinion that does not contain the limitation on reliance contained in the last sentence of the opinion. For guidance, please refer to Section II.B.3.d of Staff Legal Bulletin No. 19, available on the Commission's website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Jones at (202) 551-3602 or Daniel Morris, Special Counsel, at (202) 551-3314 with any questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via e-mail): Timothy S. Hearn, Esq.